AB 3/7

15047098

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35724

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Architects, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

34 Petaluma Blvd No.
(No. and Street)

Petaluma (City) CA (State) 94952-3079 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Haddock (707) 763-7861
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sandler & Company, P.C.
(Name – *if individual, state last, first, middle name*)

144 Gould Street, Suite 204 (Address) Needham (City) MA (State) 02494 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10/15

OATH OR AFFIRMATION

I, Anthony Duckworth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Architects, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

EVP

Title

SEE ATTACHED NOTARY FORM

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Sonoma

Subscribed and sworn to (or affirmed) before me on this 27 (*Date*) day of February (*Month*), 2015 (*Year*), by
(1) Anthony James Duckworth
(~~and (2)~~ ______________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person~~(s)~~ who appeared before me.

MARIE RADIN
Commission # 2058069
Notary Public - California
Sonoma County
My Comm. Expires Feb 15, 2018

Signature [signature]
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______________ **Document Date:** ______________

Number of Pages: _____ **Signer(s) Other Than Named Above:** ______________

INVESTMENT ARCHITECTS, INC.
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 (d) OF THE
SECURITIES AND EXCHANGE COMMISSION
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2014

INVESTMENT ARCHITECTS, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2014

CONTENTS

Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to the Financial Statements	6-12
Supplementary Information:	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	13-14
Supplementary Reports:	
Exemption Report Pursuant to Rule 15c3-3 of the Securities and Exchange Commission	15
Report of Independent Registered Public Accounting Firm	16

SANDLER &
COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Investment Architects, Inc.

We have audited the accompanying statement of financial condition of Investment Architects, Inc. as of December 31, 2014, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of Investment Architects, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Architects, Inc. as of December 31, 2014 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplementary information contained in the Schedule of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Investment Architects, Inc.'s financial statements. The supplementary information is the responsibility of Investment Architects, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content is presented in conformity with 17 C.F.R. Sec. 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sandler & Company, P.C.

Needham, Massachusetts
February 26, 2015

Massachusetts | California | Cayman Islands

INVESTMENT ARCHITECTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Current assets:		
Cash	$	162,435
Deposits with clearing broker		25,015
Commissions receivable		193,112
Investment in securities, at fair value (cost $14,607)		43,164
Prepaid expenses		29,048
Total current assets		452,774
Non-current assets:		
Property and equipment, net of accumulated depreciation of $34,659		7,080
Other assets		575
Total non-current assets		7,655
Total assets	$	460,429

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Commissions payable	$	163,622
Accrued retirement plan contributions		41,331
Acounts payable and accrued expenses		20,990
Total current liabilities		225,943
Non-current liabilities - Deferred income taxes		6,850
Total Liabilities		232,793
Stockholders' equity:		
Common stock, no par value, 1,000 shares authorized, 540 issued and outstanding		7,500
Retained earnings		220,136
Total stockholders' equity		227,636
Total liabilities and stockholders' equity	$	460,429

The accompanying notes are an integral part of these financial statements.

INVESTMENT ARCHITECTS, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2014

Revenues:	
Commission income	$ 2,892,722
Expense Reimbursements	19,260
Change in unrealized gain on investment in securities	7,344
Other income	522
Total revenues	2,919,848
Expenses:	
Commissions	2,541,830
Compensation, payroll taxes and benefits	137,296
Communications	7,736
Depreciation	1,256
Financial technology services	42,210
Insurance	36,482
Licenses and permits	18,147
Office	6,133
Other	2,096
Professional fees	16,739
Reimbursement to client	20,000
Rent	19,792
Retirement Defined Benefit Plan	33,091
Retirement 401(k) plan Employer Contributions	8,240
Utilities	3,308
Total expenses	2,894,356
Net income before income taxes	25,492
Income tax expense	6,850
Net income	$ 18,642

The accompanying notes are an integral part of these financial statements.

INVESTMENT ARCHITECTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2014

	Common Stock	Retained Earnings	Total
Balance, beginning of year	$ 7,500	$ 201,494	$ 208,994
Net Income	-	18,642	18,642
Balance, end of year	$ 7,500	$ 220,136	$ 227,636

The accompanying notes are an integral part of these financial statements.

INVESTMENT ARCHITECTS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities:	
Net income	$ 18,642
Adjustments to reconcile net income to net cash used by operating activites:	
Change in unrealized gain on investment in securities	(7,344)
Depreciation	1,256
Changes in operating assets and liabilities:	
Commissions receivable	(117,207)
Prepaid expenses	(13,287)
Accounts payable and accrued expenses	8,630
Accrued retirement plan contributions	41,331
Deferred income taxes	6,850
Commissions payable	52,160
Total adjustments	(27,611)
Net cash used by operating activities	(8,969)
Cash used for investing activities - purchase of equipment	(2,148)
Net decrease in cash	(11,117)
Cash at beginning of year	173,552
Cash at end of year	$ 162,435

The accompanying notes are an integral part of these financial statements.

INVESTMENT ARCHITECTS, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2014

1. **Description of Operations**

Investment Architects, Inc. (the "Company"), was incorporated in the State of California in 1984. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an independently owned, full service broker dealer, whose representatives come from financial planning, insurance, and wire house backgrounds. The Company assists clients in investing in mutual funds, insurance products, stocks, bonds, managed accounts and other investment services. It does not hold customer funds or securities.

The Company has an agreement with its clearing broker to clear securities transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions, and accordingly operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

The majority stockholder of the Company is David Haddock.

2. **Summary of Significant Accounting Policies**

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash

Cash includes a checking account at a bank and a cash account held by the clearing broker for the benefit of the Company.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

2. Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives (5-7 years) of related assets.

Valuation of Investments

Investments are carried at fair value. Fair values for securities which are freely tradable on a securities exchange or other active markets are determined by the last sales price on the last business day of the period.

Under generally accepted accounting principles, there is a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to level 1 measurements. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on one or more of the following: quoted prices in active markets for securities which are not identical to those being valued; quoted prices for securities in markets which are not active; inputs other than quoted prices that are observable for the asset or liability being valued, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

Generally accepted accounting principles require that management determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consists of taxes currently due and deferred tax related to unrealized gains on investments. The deferred tax liability represents the future tax return consequences of those differences.

The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending stockholder's equity. Based on its analysis, the Company's management has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2014.

Currently, the tax years ended December 31, 2011 – 2014 are open and subject to examination by the Internal Revenue Service and the State of California. However, the Company is not currently under audit nor has the Company been contacted by any of these jurisdictions.

Subsequent Events

Management has evaluated subsequent events through February 26, 2015, the date the financial statements were available to be issued and has determined that there are no subsequent events which occurred that require recognition or additional disclosure in these financial statements.

3. Deposits with Clearing Broker and Off-Balance Sheet Risk

The Company has a brokerage agreement with Wedbush Morgan Securities under which Wedbush Morgan Securities acts as a clearing broker for the Company. The Company introduces all of its customers' securities transactions to its clearing broker, on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts introduced by the Company.

3. Deposits with Clearing Broker and Off-Balance Sheet Risk (continued)

The clearing broker also carries separate cash and securities accounts for the Company. These accounts serve as collateral for any amounts due to the clearing broker, as well as collateral for securities sold short or securities purchased on margin.

4. Property and Equipment

Property and equipment are recorded at cost and summarized by major classifications as follows:

Furniture and fixtures	$ 3,014
Computers and equipment	38,725
Less: Accumulated depreciation	(34,659)
Net property and equipment	$ 7,080

Depreciation expense for the year ended December 31, 2014 was $1,256.

5. Occupancy

The Company has leased its facilities on a month-to-month basis payable at a rate of $1,377 per month until November and increased to $1,460 thereafter. During 2014 the rent expense incurred by the Company amounted to $17,222. The Company also rents space from a storage facility. Rent for the storage facility was $2,570.

6. Risk Concentrations

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Cash accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. Deposits with brokers are not covered by FDIC insurance.

7. Related Party Transactions

The stockholders of the Company and a person related to one of the stockholders received commissions during 2014 amounting to $22,461. The Company participates in retirement plans together with Resource Investment Architects, Inc., as explained in Notes 8 and 9.

8. Defined Benefit Pension Plan

In 2014 the Company adopted a defined benefit pension plan ("the DB Plan") together with its affiliate Resource Investment Architects, Inc. The DB Plan covers all employees meeting eligibility service requirements. The Company's funding policy is to contribute an amount equal to or greater than the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as actuarially determined, calculated on a level percentage of payroll costs basis, but not greater than the maximum tax deductible limit. The DB Plan asset will be invested principally in equities an fixed income securities managed by outside fund managers. The Company's portion of the defined benefit plan contribution for 2014 amounted to $33,091 which was payable at December 31, 2014.

The company was allocated 54% of the total DB Plan contribution for 2014. Amounts in this paragraph represent 54% of the amounts which were calculated by the plans actuary for the DB Plan as a whole. The Company's share of the actuarially determined projected benefit obligation at December 31, 2014 is $36,703, and the accumulated benefit obligation is $30,381. These amounts were calculated using assumptions as follows: discount rate 5%; long-term rated of return on assets 5%; average rate of compensation increase 3%. No benefits were paid during 2014, and it is expected that no benefits will be paid during the next five years. Total benefits payable as monthly annuities are expected to be $84,200 in the five years from 2020 through 2024. However, if lump-sum payments are elected rather than monthly payments, the lump-sum payments in the 2020-2024 period are estimated to be $379,300. The DB plan will have no assets until the contributions accrued at December 31, 2014 are paid in 2015.

The company has recorded $33,091 of expense for the DB Plan in 2014, the same amount as its allocated share of the contribution. This is not materially different form the actuarially determined net periodic benefit cost of $36,703.

9. Defined Contribution Retirement Plan

In 2014 the Company adopted a defined contribution retirement plan ("the 401(k) Plan") together with its affiliate Resource Investment Architects, Inc. Eligible employees can elect to have a portion of their salary withheld and contributed to the 401(k) Plan. The Company may make a contribution to the 401(k) Plan each year at the discretion of the Board of Directors. The Company's contribution to the 401(k) plan for 2014 was $8,240, all of which was payable at December 31, 2014.

10. Fair Value Measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as discussed in Note 2. The following table presents information about the Company's assets measured at fair value, as summarized below.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2014
Investment in Securities	$ 43,164	$ -	$ -	$ 43,164

11. Net Capital Requirements

The Company is required by SEC Rule 15c3-1 to maintain a minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1. At December 31, 2014, the Company had net capital of $152,093, which was $136,566 in excess of its required net capital of $15,572. The Company's ratio of aggregate indebtedness to net capital was 1.5 to 1.

12. Contingency

The Company's former workers compensation insurer has presented assessments for additional premiums of approximately $32,000 for 2010 and 2011. Interest on this amount has accrued and the balance has increased to approximately $36,000 at December 31, 2014. The assessments are based on the insurer's contention that the Company's representative brokers, currently compensated by the Company as independent contractors, should be classified as employees for purposes of workers compensation insurance. Management believes that there is substantial support for treating the brokers as independent contractors, and it intends to contest the insurer's assessment. Management expects that the matter will be resolved without material effect on the Company's financial position.

13. Income Taxes

The provision for income taxes for the year ended December 31,2014 relates to the deferred taxes due to a temporary difference in unrealized gains on investments of $28,557. The deferred income tax on unrealized gains amounts to $6,850 at December 31, 2014.

The Company has not recognized a current year tax expense since there is a net operation loss carry-forward from 2013 of $15,077, as well as the change in unrealized gains on investments of $7,344 not being recognized for tax purposes.

SUPPLEMENTARY INFORMATION

INVESTMENT ARCHITECTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

Total stockholders' equity		$ 227,636
Deductions		
Non-allowable assets:		
Commissions receivable	$ 24,116	
Prepaid expenses	29,048	
Property and equipment, net	7,080	
Other assets	575	
		60,819
Net capital before haircuts		166,817
Less:		
Haircuts on securities	6,475	
Undue concentration	3,882	
Fidelity bond	4,367	
		14,724
Net capital		$ 152,093
Aggregate indebtedness		
Accounts payable and accrued expenses	$ 62,321	
Deferred income taxes	6,850	
Commissions payable	163,622	
		$ 232,793
Computation of net capital requirements		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)		$ 15,572
Excess net capital		$ 136,566
Ratio of aggregate indebtedness to net capital		153.06%

See independent accountant's report.

INVESTMENT ARCHITECTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2014

The following is a reconciliation of the net capital per Form X-17A-5, Part II-A filing as of December 31, 2014:

Net capital, as reported in the Company's		
Part II (unaudited) FOCUS report	$	162,581
Fidelity Bond		(4,367)
Haircuts on securities position (including undue concentration)		(2)
Accounts payable and accrued		(69)
Deferred income taxes		(6,050)
Net capital per above	$	152,093
Aggregate indebtedness as reported in the Company's		
Part II (unaudited) FOCUS report	$	226,674
Aggregate indebtedness, as reported herein	$	232,793

See independent accountant's report.

INVESTMENT ARCHITECTS, INC.

EXEMPTION REPORT PURSUANT TO RULE 15C3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

Investment Architects, Inc. operates pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the year ended December 31, 2014 without exemption.

Signature:________________________________
Anthony Duckworth, Executive Vice President

SEE ATTACHED
NOTARY FORM

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of Sonoma)

On February 27, 2015 before me, Marie Radin Notary Public,
Date *Here Insert Name and Title of the Officer*

personally appeared Anthony James Duckworth
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

MARIE RADIN
Commission # 2058069
Notary Public - California
Sonoma County
My Comm. Expires Feb 15, 2018

Signature [signature]
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ____________ Document Date: ____________

Number of Pages: ______ Signer(s) Other Than Named Above: ____________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____________	Signer's Name: ____________
☐ Corporate Officer — Title(s): ____________	☐ Corporate Officer — Title(s): ____________
☐ Partner — ☐ Limited ☐ General	☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact	☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator	☐ Trustee ☐ Guardian or Conservator
☐ Other: ____________	☐ Other: ____________
Signer Is Representing: ____________	Signer Is Representing: ____________

SANDLER & COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 15c3-3, in which (1) Investment Architects, Inc. identified the following provisions of 17 C.F.R. Section 15c3-3(k) under which Investment Architects, Inc. claimed an exemption from 17 C.F.R. Section 240.15c3-3: (2)(ii) (the "exemption provision") and (2) Investment Architects, Inc. stated that Investment Architects, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Investment Architects, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Investment Architects, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sandler & Company, P.C.

Needham, Massachusetts
February 26, 2015

INVESTMENT ARCHITECTS, INC.
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

SANDLER & COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

Report of Independent Registered Public Accounting Firm On Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of
Investment Architects, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Securities Investor Protection Corporation ("SIPC") Assessments and Payments of Investments Architects, Inc. ("the Company") for the year ended December 31, 2014, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other state regulatory authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

(i) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements record entries which included the check register and copies of checks, noting no differences;

(ii) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the same period, noting no differences;

(iii) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

(iv) Proved the arithmetical accuracy of the calculation reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sandler & Company, P.C.

Needham, Massachusetts
February 26, 2015

INVESTMENT ARCHITECTS, INC.
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENTS AND PAYMENTS
YEAR ENDED DECEMBER 31, 2014

	Date Paid or Filed	Payments Made	Annual Assessment Per Report
SIPC-6 general assessment for the first half of the year ended December 31, 2014	August 29, 2014	$ 181	$ 181
SIPC-7 general assessment for the fiscal year ended December 31, 2013	February 28, 2014	98	98
		$ 279	$ 279

Name of collection agent: Financial Industry Regulatory Authority